**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C.  20549**
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# FORM 8-K
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**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): October 24, 2006



# SIERRA HEALTH SERVICES, INC.
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(Exact name of registrant as specified in its charter)

| **Nevada** | **1-8865** | **88-0200415** |
|:---:|:---:|:---:|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**2724 North Tenaya Way**
**Las Vegas, Nevada   89128**
(Address of principal executive offices including zip code)

**(702) 242-7000**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02. Results of Operations and Financial Condition**

On October 24, 2006, Sierra Health Services, Inc. issued a press release announcing operating results for the quarter ended September 30, 2006. A copy of the press release is furnished as Exhibit 99.1 to this Current Report. This exhibit shall not be deemed to be "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and shall not be incorporated by reference in any filing under the Securities Act of 1933, as amended.

Statements in the press release referred to above that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including the Medicare Advantage program, the Medicare Prescription Drug Plan and any potential reconciliation issues, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs, changes in provider contracts and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; and 6) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results are contained in our Annual Report on Form 10-K for the year ended December 31, 2005. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

Consequently, all of the forward-looking statements made in the press release referred to above are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

**Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

Also on October 24, 2006, the Company announced that Erin E. MacDonald has retired from the Board of Directors effective immediately due to health reasons. Ms. MacDonald will remain with the Company as a special assistant to the CEO through May, 2007.

**Item 9.01. Financial Statements and Exhibits**

**Exhibits**      **Description**
99.1          Press Release, dated as of October 24, 2006

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date:  October 24, 2006                    /S/ MARC R. BRIGGS
Marc R. Briggs
Vice President Finance
Chief Accounting Officer